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United States Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

----  Form 10-K(SB)

----  Form 20-F

----  Form 11-K

 X   Form 10-Q

----  Form N-SAR

For Period Ended :  March 30, 2006

---  Transition Report on Form 10-K

---  Transition Report on Form 20-F

---  Transition Report on Form 11-K

---  Transition Report on Form 10-Q

---  Transition Report on Form N-SAR

For the Transition Period Ended: -------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART 1 – REGISTRANT INFORMATION

Full Name of Registrant:

INTERNATIONAL POWER GROUP, LTD.

Address of Principal Executive Office:

950 Celebration Boulevard, Suite A

City, State and Zip Code:

Celebration, FL.  34747

PART II – RULES 12B-25(b) AND (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

- X -

(b) The subject annual report, semi-annual report, transition report, on Form 10-K, Form 20-F, 11-K, Form N-

SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;

or the subject quarterly report on Form 10-Q, or portion there of will be filed on or before the fifth calendar day following the prescribed due day; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

(State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof,

could not be filed within the prescribed time period.)

Accountants have not yet completed the financials.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification.

Peter Toscano	(407)	566-0318
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If the answer is no, identify report(s).

                                                                                   -X- Yes  --- No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                  --- Yes  -X- No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                 SIGNATURE

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INTERNATIONAL POWER GROUP, LTD.

(Name of Company)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/	Peter Toscano	Date:	May 10, 2006
Title: President